

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2019

Edward E. Jacobs, Jr.
Chief Executive Officer
BioAdaptives, Inc.
4385 Cameron St., Suite B
Las Vegas, NV 89103

> **Re: BioAdaptives, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 27, 2019**
> **File No. 000-54949**

Dear Mr. Jacobs:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A1 Filed on June 27, 2019

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. Please revise MD&A to also disclose and discuss material changes in your financial condition and results of operations during the interim period ended March 31, 2019. Please specifically address what happened to the inventory you previously recorded, since it does not appear that you sold it, and address the specific nature of the professional fees you incurred. Refer to Item 303(b) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data
13. Subsequent Events, page 43

2.   We note your response to prior comment nine. Please revise your filing to disclose the actual date through which subsequent events have been evaluated including that this date is the date that the financial statements were available to be issued as noted in your response. Please also address this comment in the Subsequent Event footnote on page 53 of your interim financial statements. Refer to ASC 855-10-50-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction